The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2005
Prospectus Supplement
                    , 2005
(To Prospectus dated February 15, 2005)
$200,000,000
Anixter Inc.
       % Notes due 2015
Fully and Unconditionally Guaranteed by
Anixter International Inc.

        Anixter will pay interest on the Notes on  and                     of each year, beginning                     , 2005. The Notes will mature on                     , 2015. Anixter may redeem some or all of the Notes at any time at the redemption price set forth in this prospectus supplement under “Supplemental Description of the Notes — Optional Redemption.” The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.
      Payments on the Notes will be fully and unconditionally guaranteed by Anixter International. The Notes will be unsecured obligations and will rank equally with Anixter’s existing and future unsecured senior indebtedness. The guarantees will be unsecured obligations of Anixter International and will rank equally with Anixter International’s existing and future unsecured senior indebtedness.
      Investing in the Notes involves risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price(1)%		$
Underwriting Discount	%	$
Proceeds (before expenses) to Anixter	%	$

(1)	Plus accrued interest, if any, from , 2005.
      The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.
      We expect that delivery of the Notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about                     , 2005.

Book-Running Managers
Banc of America Securities LLC
Wachovia Securities
Merrill Lynch & Co.

JPMorgan	Scotia Capital	Wells Fargo Securities

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Incorporation by Reference” on page S-3 of this prospectus supplement and “Where You Can Find More Information” on page 2 of the accompanying prospectus.
      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

INCORPORATION BY REFERENCE
      The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document that Anixter International has filed separately with the SEC that contains that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information that Anixter International files with the SEC after the date of this prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by the prospectus supplement.
      You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Anixter International Inc., 2301 Patriot Boulevard, Glenview, Illinois 60026, attention Treasurer, telephone: (224) 521-8000.

SUMMARY
      This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that you should consider before purchasing the Notes. You should carefully read the “Risk Factors” section beginning on page S-10 of this prospectus supplement to determine whether an investment in our Notes is appropriate for you. Unless the context requires otherwise, references to “Anixter” are to Anixter Inc. and its subsidiaries and references to “we,” “us” or “our” refer collectively to Anixter International and its subsidiaries.
Anixter International Inc.
      Overview. We are a leader in the provision of advanced inventory management services, including procurement, just-in-time delivery, quality assurance testing, advisory engineering services, component kit production, small component assembly and e-commerce and electronic data interchange to a broad spectrum of customers. Our comprehensive supply chain management solutions are designed to reduce customer procurement and management costs and enhance overall production efficiencies. Inventory management services are frequently provided under customer contracts for periods in excess of one year and include the interfacing of Anixter International and customer information systems and the maintenance of dedicated distribution facilities.
      Through a combination of our service capabilities and a portfolio of products from industry leading manufacturers, we are the leading global distributor of data, voice, video and security network communication products and largest North American distributor of specialty wire and cable products. In addition, we are a leading distributor of “C” class inventory components which are incorporated into a wide variety of end use applications and include screws, bolts, nuts, washers, pins, rings, fittings, springs, electrical connectors and similar small parts, many of which are specialized or highly engineered for particular applications.
      Customers. We sell products to over 90,000 active customers. These customers include international, national, regional and local companies that include end users of our products, installers, integrators and resellers of our products as well as original equipment manufacturers who use our products as a component of their end product. Customers for our products cover all industry groups including manufacturing, telecommunications, internet service, finance, education, health care, transportation, utilities and government as well as contractors, installers, system integrators, value added resellers, architects, engineers and wholesale distributors. Our customer base is well diversified with no single customer accounting for more than 10% of sales and no single end market industry group accounting for more than 19% of sales.
      Products. We sell over 275,000 products. These products include communications (voice, data, video and security) products used to connect personal computers, peripheral equipment, mainframe equipment, security equipment and various networks to each other. The products consist of an assortment of transmission media (copper and fiber optic cable), connectivity products, support and supply products, and security surveillance and access control products. These products are incorporated into enterprise networks, physical security networks, central switching offices, web hosting sites and remote transmission sites. We also provide industrial wire and cable products, including electrical and electronic wire and cable, control and instrumentation cable and coaxial cable that is used in a wide variety of maintenance, repair and construction related applications. We also provide a wide variety of electrical and electronic wire and cable products, fasteners and other small components that are used by original equipment manufacturers in manufacturing a wide variety of products. The acquisitions of Pentacon, Inc., Walters Hexagon Group Limited and Distribution Dynamics, Inc., or DDI, in 2002, 2003 and 2004, respectively, have gradually increased our product portfolio.
      Suppliers. We source products from over 3,500 suppliers. However, over 30% of our dollar volume purchases in 2004 were from our five largest suppliers. An important element of our overall business strategy is to develop and maintain close relationships with our key suppliers, which include the world’s leading manufacturers of communication cabling, connectivity, support and supply products, electrical wiring systems, and fasteners. Such relationships stress joint product planning, inventory management, technical support, advertising and marketing. In support of this strategy, we do not compete with our suppliers in product design or manufacturing activities, nor do we use “private label” brands for the products we sell.
      Distribution and Service Platform. We cost-effectively serve our customers’ needs through our proprietary computer system, which connects most of our warehouses and sales offices throughout the world. The system is designed for sales support, order entry, inventory status, order tracking, credit review and material management. Customers may also conduct business through our e-commerce platform, one of the most comprehensive, user-friendly and secure websites in the industry.
      We operate a series of large modern regional warehouses in key distribution centers in North America, Europe, Asia and Latin America that provide for cost-effective, reliable storage and delivery of products to our customers. We have designated 13 warehouses as regional warehouses. Collectively these facilities store approximately 40% of our inventory. In certain cities, some smaller warehouses are also maintained to maximize transportation efficiency and to provide for the local pick-up needs of customers. This network of warehouses and sales offices consists of 124 locations in the United States, 21 in Canada, 20 in the United Kingdom, 28 in Continental Europe, 14 in Latin America, 11 in Asia and 4 in Australia/ New Zealand.
      We have also developed close relationships with certain freight, package delivery and courier services to minimize transit times between our facilities and customer locations. The combination of our information systems, distribution network and delivery partnerships allows us to provide a high level of customer service while maintaining a reasonable level of investment in inventory and facilities.
      Contract Sales and Backlog. We have a number of customers who purchase products under long-term (generally three to five year) contractual arrangements. In such circumstances, the relationship with the customer typically involves a high degree of material requirements planning and information systems interfaces and, in some cases, may require the maintenance of a dedicated distribution facility or dedicated personnel and inventory at or in close proximity to the customer site to meet the needs of the customer. Such contracts do not generally require the customer to purchase any minimum amount of goods from us, but would require that materials acquired as a result of joint material requirements planning between us and the customer be purchased by the customer.
      Backlog orders are not material as we can ship approximately 99% of orders from inventory within 24 to 48 hours of receipt.
      Recent Acquisitions. On June 22, 2004, we purchased substantially all of the assets and operations of DDI. DDI was a privately held value-added distributor of fasteners, hardware and related products specializing in inventory logistics management programs directed at supporting the production lines of original equipment manufacturers across a broad spectrum of industries. DDI employs approximately 230 people located in 16 locations in the United States.
      In the third quarter of 2003, we purchased 100% of the stock of Walters Hexagon, a leading distributor of fasteners and other small parts to original equipment manufacturers and provider of inventory management services to a range of markets and industries. Walters Hexagon operates a network of ten service centers in the United Kingdom and France and employs approximately 350 people.
      In September 2002, we completed the purchase of the operations and assets of Pentacon, also a leading distributor of fasteners and other small parts to original equipment manufacturers and provider of inventory management services. Pentacon has 21 distribution and sales facilities in the United States, along with sales offices and agents in Europe, Canada, Mexico and Australia.
      Competition. Given our role as an aggregator of many different types of products from many different sources and the fact that these products are sold to many different industry groups, there is no well-defined industry group against which we compete. We view the competitive environment as highly fragmented with hundreds of distributors and manufacturers that sell products directly or through multiple distribution channels to end users or other resellers. Competition is based primarily on breadth of products, quality, services, price and geographic proximity. Many of our competitors are privately held and, as a result, reliable competitive information is not available. We believe that we have a significant competitive advantage due to our comprehensive product and service offerings, highly skilled workforce and global distribution network. We can ship 99% of orders from inventory for delivery within 24 to 48 hours to all major global markets. In addition, we have common systems and processes throughout most of our operations in 45 countries throughout the world that provide our customers and suppliers with global consistency.
      We enhance our value proposition to both key suppliers and customers through our specifications and testing facilities and numerous quality assurance certification programs such as ISO 9002 and QSO 9000. We use our testing facilities in conjunction with suppliers to develop product specification and to test quality compliance. At our suburban Chicago data network testing lab, we also work with customers to design and test various product configurations to optimize network design and performance specific to our customers’ needs.
      Employees. At December 31, 2004, Anixter International and its subsidiaries employed approximately 5,600 people. Approximately 46% of our employees are engaged in sales or sales-related activities, 40% are engaged in warehousing and distribution operations and 14% are engaged in support activities, including inventory management, information services, finance, human resources and general management. Less than one percent of our employees are covered by collective bargaining agreements.
Anixter Inc.
      All of the operating activities of Anixter International are conducted through its wholly owned subsidiary Anixter Inc.

      Our executive offices are located at 2301 Patriot Boulevard, Glenview, Illinois 60026. Our telephone number at those offices is (224) 521-8000.

The Offering

Issuer	Anixter Inc.

Securities Offered	$200,000,000 aggregate principal amount of % Notes due 2015.

Guarantees	Anixter International Inc. will fully and unconditionally guarantee all the obligations of Anixter Inc. under the Notes.

Issue Price	% plus accrued interest from , 2005.

Interest	% per year. Interest on the Notes is payable semi-annually on and of each year, commencing , 2005.

Optional Redemption	Anixter may redeem all or part of the Notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (2) a “make-whole” amount based on the yield of a comparable U.S. Treasury security plus %. See “Supplemental Description of the Notes — Optional Redemption.”

Ranking	The Notes will be senior unsecured obligations of Anixter, ranking equally in right of payment with other senior unsecured indebtedness of Anixter from time to time outstanding.

The guarantees will be senior unsecured obligations of Anixter International, ranking equally in right of payment with other senior unsecured indebtedness of Anixter International from time to time outstanding.

The Indenture pursuant to which the Notes are issued does not limit the amount of debt that Anixter, Anixter International or any of its subsidiaries may incur.

Certain Covenants	The Indenture limits our ability to:

• incur liens;

• engage in sale and leaseback transactions; and

• merge or consolidate with or into other companies or sell all or substantially all of our assets.

For additional information, see “Description of the Debt Securities — Certain Covenants of Anixter and Anixter International” in the accompanying prospectus.

Use of Proceeds	The net proceeds, after estimated expenses, to Anixter from the sale of the Notes offered hereby will be approximately $ , which we will use to redeem on June 28, 2005 all of the issued and outstanding Liquid Yield Optiontm Notes, or LYONs, due 2020 of Anixter International, to pay down our bank revolving lines of credit, and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information set forth under “Risk Factors” before deciding to invest in the Notes.
      For additional information regarding the Notes, see “Supplemental Description of the Notes.”

tm Trademark of Merrill Lynch & Co., Inc.

Summary Consolidated Financial Data
      The summary consolidated financial data presented below as of and for the fiscal years ended December 31, 2004, January 2, 2004 and January 3, 2003 is derived from our audited financial statements. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated herein by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

	Fiscal Year Ended

	December 31, 2004*	January 2, 2004*	January 3, 2003*

	(In millions, except per share amounts)
Selected Income Statement Data:
Net sales	$3,275.2	$2,625.2	$2,520.1
Operating income(a)	138.0	92.3	87.7
Interest expense and other, net(b)	(16.7)	(12.8)	(15.2)
Extinguishment of debt(c)	(0.7)	(6.6)	(0.7)
Income from continuing operations(a)(b)(c)	73.6	41.9	43.1
Extraordinary gain, net(c)(d)	4.1	—	—
Net income(a)(b)(c)(d)	$77.7	$41.9	$43.1
Basic income per share:
Continuing operations	$2.00	$1.15	$1.17
Net income	$2.11	$1.15	$1.17
Diluted income per share:
Continuing operations	$1.90	$1.13	$1.13
Net income	$2.01	$1.13	$1.13
Dividend per common share(e)	$1.50	$—	$—
Selected Balance Sheet Data:
Total assets(b)	$1,706.6	$1,371.4	$1,226.0
Total debt(b)	$412.4	$239.2	$195.1
Stockholders’ equity(e)	$763.0	$690.8	$634.8
Diluted book value per share	$19.75	$18.58	$16.71
Weighted-average diluted shares	38.6	37.2	38.0
Year-end outstanding shares	37.4	36.4	37.5
Other Financial Data:
Working capital(b)	$815.3	$562.7	$462.5
Capital expenditures	$14.5	$25.9	$16.9
Depreciation and amortization	$25.6	$24.3	$23.5

*	In June 2004 and September 2003 and 2002, we acquired DDI, Walters Hexagon and Pentacon for $32.9 million, $44.6 million and $111.4 million, respectively, inclusive of legal and advisory fees. The acquisitions were accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the date of acquisition.

(a)	For the year ended December 31, 2004, operating income includes net favorable adjustments to cost of sales of $10.2 million ($0.16 per diluted share) arising primarily from the reduction in risks associated with the value of certain inventories, an impairment charge of $1.8 million ($0.03 per diluted share) to write-down to fair value the value assigned to the Pentacon name when it was acquired in 2002 and unfavorable expenses of $5.2 million ($0.09 per diluted share) related to the relocation of our largest distribution facility, severance costs associated with staffing reductions in Europe and acquisition-related charges.

(b)	In the fourth quarter of 2000, we incurred an $8.8 million charge ($0.12 per diluted share) relating to the discount on the initial non-recourse sale of accounts receivable to an unconsolidated wholly owned special purpose corporation (“ARC”) in connection with an accounts receivable securitization program. We expected to substantially recover this amount upon termination of the program. In the intervening years, due to a decline in the amount of accounts receivable in the program, $2.4 million of the initial discount costs had been recouped. Due to the accounting consolidation of ARC at the end of the third quarter of 2004, we recovered the remaining $6.4 million ($0.10 per diluted share) of discount costs during the fourth quarter of 2004. As a result of the consolidation of ARC, working capital, total assets and debt increased $222.2 million, $168.3 million and $161.8 million, respectively.

(c)	Fiscal year 2002 has been restated to reflect our adoption of Statement of Financial Accounting Standards No. 145 which required gains and losses from extinguishment of debt be recorded as other income or expense before income taxes.

(d)	An extraordinary gain of $4.1 million ($0.11 per diluted share) was recorded in 2004 associated with the receipt of $4.7 million of cash for a 1983 matter related to Itel Corporation, our predecessor.

(e)	Stockholders’ equity reflects treasury stock purchases of $35.6 million in 2003. We did not purchase any treasury shares in 2004 or 2002. As of December 31, 2004, stockholders’ equity reflects the dividend of $1.50 per common share, or $55.8 million, as a return of excess capital to shareholders.

RISK FACTORS
      In deciding whether to invest in the Notes, you should consider carefully the following factors that could materially adversely affect our operating results and financial condition. Each of the risks described below could result in a decrease in the value of the Notes and your investment therein. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect our financial performance. You should also consider the information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The information contained and incorporated by reference in this prospectus supplement and in the accompanying prospectus includes forward-looking statements that involve risks and uncertainties, and we refer you to “Forward-Looking Statements” in the accompanying prospectus.
A change in sales strategy by our suppliers could adversely affect our sales or earnings.
      Most of our agreements with suppliers are terminable by either party on short notice for any reason. We currently source products from approximately 3,500 suppliers. However, over 30% of our dollar volume purchases in 2004 was from our five largest suppliers. If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, our sales and earnings could be adversely affected until we were able to establish relationships with suppliers of comparable products. Although we believe our relationships with these key suppliers is good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control.
Our foreign operations are subject to political, economic and currency risks.
      We derive approximately 34% of our revenues from sales outside of the United States. Economic and political conditions in some of these markets may adversely affect our results of operations, cash flows and financial condition for our business activities in these markets. Our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, and different legal, tax, accounting and regulatory requirements.
We have risks associated with inventory.
      We must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if circumstances change (for example, an unexpected shift in market demand, pricing or customer defaults) there could be a material impact on the net realizable value of our inventory. To guard against inventory obsolescence, we have negotiated various return rights and price protection agreements with certain key suppliers. We also maintain an inventory valuation reserve account against diminution in the value or salability of our inventory. However, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of our reserves in all circumstances.
Our operating results are affected by commodity prices.
      Our recent operating results have been favorably affected by the rise in commodity prices, primarily petrochemicals and copper, which are components in some of the products we sell. As our purchase costs with suppliers increase to reflect higher commodity prices, our mark-up to customers remains relatively constant, resulting in higher sales revenue and gross profit. In addition, existing inventory purchased at lower prices and sold as prices increase favorably affects our results. However, a decrease in commodity prices in a short period of time would have the opposite effect, negatively affecting our results.
We have risk associated with the integration of acquired businesses.
      Our recent growth in sales and earnings is attributable to a combination of internal growth and acquisitions. In connection with recent and future acquisitions, it will be necessary for us to create a cohesive business from the various acquired properties. To do this will require the establishment of a common management team to guide the acquired businesses, the conversion of numerous information systems to a common operating system, the establishment of a brand identity for the acquired businesses, the streamlining of the operating structure to optimize efficiency and customer service and a reassessment of the inventory and supplier base to insure the availability of products at competitive prices. No assurance can be given that these various actions can be completed without disruption to the business, that the various actions can be completed in a short period of time or that anticipated improvements in operating performance can be achieved.
Our debt agreements could impose restrictions on our business.
      Our debt agreements contain numerous financial and operating covenants that limit our discretion with respect to certain business matters. These covenants restrict our ability to incur additional indebtedness, to pay dividends and other distributions, and to merge or consolidate with other entities. As a result of these restrictions, we are limited in how we may conduct our business and may be unable to compete effectively or take advantage of new business opportunities.
An active trading market for the Notes may not develop.
      We cannot assure you that an active trading market will develop or be maintained for the Notes. If an active trading market does develop for the Notes, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities and our performance and other factors.

USE OF PROCEEDS
      The net proceeds, after estimated expenses, to Anixter from the sale of the Notes offered hereby will be approximately $           million. We will use the net proceeds to redeem on June 28, 2005 all of the issued and outstanding LYONs due 2020 of Anixter International, to pay down our bank revolving lines of credit, and for general corporate purposes. The LYONs have an accreted principal amount at February 23, 2005 of approximately $68.3 million, do not pay cash interest and have a yield to maturity of 7%. The bank revolving lines of credit had a weighted average annual interest rate of 5.5% as of February 23, 2005.
RATIOS OF EARNINGS TO FIXED CHARGES
      The following are ratios of our earnings to fixed charges for each of the periods indicated:

Fiscal Year Ended

December 29, 2000	December 28, 2001	January 3, 2003	January 2, 2004	December 31, 2004

3.18	1.72	2.93	3.13	4.97
      Earnings represent income before taxes, excluding equity investment income relating to ARC prior to consolidation at the end of the third quarter 2004, plus fixed charges. Fixed charges consist of (i) interest on all indebtedness and amortization of debt discount and deferred financing fees, (ii) capitalized interest and (iii) interest factor attributable to rentals. As a result of our adoption of Statement of Financial Accounting Standards No. 145 on January 4, 2003, any gain or loss from the extinguishment of debt is classified as income or loss from continuing operations rather than as an extraordinary item. As a result, the earnings in the above ratio for the fiscal year ended January 3, 2003 and prior periods have been revised to include any loss on extinguishment of debt.
CAPITALIZATION
      The following table shows our capitalization at December 31, 2004 (1) on a consolidated basis and (2) on a consolidated basis pro forma as adjusted to reflect the issuance and sale of the Notes and the application of the net proceeds thereof as set forth under “Use of Proceeds,” assuming that our LYONs due 2020 could have been redeemed at December 31, 2004. This table should be read in conjunction with our consolidated financial statements and related notes for the year ended December 31, 2004, incorporated by reference in this prospectus supplement and accompanying prospectus. See “Incorporation By Reference.”

	December 31, 2004

		Pro Forma
	Actual	as Adjusted

	(In millions)
Bank revolving lines of credit	$32.1	$2.1
LYONs due 2020	$67.6	$—
% Notes due 2015	$—	$200.0
Other long-term debt	$312.7	$312.7

Total long-term debt	$412.4	$514.8

Stockholders’ equity	$763.0	$762.3

Total capitalization	$1,175.4	$1,277.1

SUPPLEMENTAL DESCRIPTION OF THE NOTES
      Please read the following information concerning the Notes in conjunction with the statements under “Description of the Debt Securities” in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes. The following description is not complete. The Notes will be issued under the Indenture, dated as of September 9, 1996, as supplemented by the First Supplemental Indenture, dated as of February      , 2005, that we have entered into with The Bank of New York, as trustee. The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the Notes are being offered and sold.
General
      Anixter will offer $200,000,000 of           % Notes due 2015 as a series of Notes under the Indenture. The Notes will be fully and unconditionally guaranteed by Anixter International. See “Guarantee of Anixter International” in the accompanying prospectus.
      The Notes will constitute part of the senior debt of Anixter and are equal in right of payment to any other existing or future senior unsecured obligations of Anixter. The Notes will not be subject to any mandatory redemption or sinking fund payments.
Interest Payments
      The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest, on                     , 2015. Each Note will bear interest at the annual rate set forth on the cover page of this prospectus supplement beginning                     , 2005. The interest will be paid semi-annually on                     and                     , commencing                     , 2005. Interest will be paid to the person in whose name the Note is registered at the close of business on  and                     immediately preceding                     and                     . We will compute the amount of interest payable on the basis of a 360-day year of twelve 30-day months.
Optional Redemption
      We may redeem all or part of the Notes at any time at our option at a redemption price equal to the greater of (1) the principal amount of the Notes being redeemed plus accrued interest to the redemption date or (2) the Make-Whole Amount for the Notes being redeemed.
      As used herein:

“Make-Whole Amount” means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the Notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the stated maturity of the Notes, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued interest on the principal amount of the Notes being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus %.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the stated maturity of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the trustee after consultation with us.

“Reference Treasury Dealers” mean Banc of America Securities LLC and any successor thereto or any other primary U.S. Government securities dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by a Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Selection and Notice of Redemption
      If we are redeeming less than all the Notes at any time, the trustee will select the Notes to be redeemed using a method it considers fair and appropriate.
      We will redeem Notes in increments of $1,000. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. However, we will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a Note in principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On or after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.
Forms and Denominations
      The Notes will be issued as one or more global securities in the name of a nominee of the Depository Trust Company and will be available only in book-entry form. See “Description of Debt Securities — Book-Entry Issuance” in the accompanying prospectus. The Notes are available for purchase in multiples of $1,000.
Additional Notes
      We may, without the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes offered by this prospectus supplement in all respects, including having the same CUSIP number, so that such additional notes would be consolidated and form a single series with the Notes offered hereby and would have the same terms as to status, redemption or otherwise as the Notes offered hereby. No additional notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.

Guarantees
      Anixter International fully and unconditionally guarantees the payments of principal and interest on the Notes when due regardless of whether at maturity or at an earlier date. The guarantees rank equally with all other existing and future unsecured and unsubordinated obligations of Anixter International and will remain in full force and effect until all principal and interest on the Notes have been paid.

UNDERWRITING
      Subject to the terms and conditions stated in the underwriting agreement among us and Banc of America Securities LLC, Wachovia Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named below, each of the underwriters has agreed to purchase, and we have agreed to sell to each such underwriter, the aggregate principal amount of Notes set forth opposite such underwriter’s name below.

Principal Amount
Underwriters	of Notes

Banc of America Securities LLC	$
Wachovia Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Total	$200,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.
      The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed           % of the aggregate principal amount of the Notes. The underwriters may allow, and those dealers may reallow, a concession not to exceed           % of the aggregate principal amount of the Notes. After the initial offering of the Notes to the public, the underwriters may change the public offering price and concessions.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by Anixter

Per Note		%
Total	$
      In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the aggregate principal amount of Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our total expenses for this offering will be approximately $500,000.
      One or more of the underwriters and their respective affiliates have performed, and may in the future perform, investment banking, commercial banking and advisory services for us from time to time for which they have received and expect to receive customary fees. Affiliates of certain underwriters are lenders and agents under our five-year revolving credit agreement.
      Certain of the underwriters may make the Notes available for distribution on the Internet through a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between those underwriters and their customers and is not a party to any transactions. Market Axess Corporation is a registered broker-dealer and will receive compensation from those underwriters based on transactions conducted through the system. The underwriters will make the Notes available to their customers through the Internet on the same terms as distributions of the Notes made through other channels. Other than this prospectus supplement, the accompanying prospectus and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this prospectus supplement, the accompanying prospectus or any registration statement of which they form a part.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL MATTERS
      The validity of the Notes have been passed upon for us by John A. Dul, our Vice President — General Counsel. Certain other legal matters relating to the issuance of the Notes will be passed upon by Schiff Hardin LLP, Chicago, Illinois. The underwriters have been represented by Katten Muchin Zavis Rosenman, Chicago, Illinois.
EXPERTS
      The consolidated financial statements and schedules of Anixter International Inc. included in Anixter International Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Anixter International Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$300,000,000

Anixter Inc.

Debt Securities

Guaranteed as Set Forth in this Prospectus by Anixter International Inc.

Anixter International Inc.

Guarantees of Debt Securities

        Anixter Inc. may offer, from time to time, in amounts, at prices and on terms that it will determine at the time of offering, one or more series of debt securities. Anixter International Inc. will fully and unconditionally guarantee the obligations of Anixter Inc. under any debt securities issued under this prospectus or any prospectus supplement.

      We will provide specific terms of these securities, including their offering prices, in prospectus supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      We may offer these securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. You can find additional information about our plan of distribution for the securities under the heading “Plan of Distribution” beginning on page 18 of this prospectus. We will also describe the plan of distribution for any particular offering of these securities in the applicable prospectus supplement. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2005

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration or continuous offering process. Under this process, we may from time to time sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000.

      This prospectus provides you with a general description of the debt securities and guarantees of debt securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a description of any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

      References to “Anixter International” refer to Anixter International Inc. and references to “Anixter” refer to Anixter Inc. Unless the context requires otherwise, references to “we,” “us” or “our” refer collectively to Anixter International and its subsidiaries, including Anixter. References to “securities” refer collectively to the debt securities and guarantees of debt securities registered hereunder.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following SEC public reference room:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the public reference room at the above address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including Anixter, who file electronically with the SEC. The address of that site is www.sec.gov.

      The Commission allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. We consider the information incorporated by reference to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

•	Our annual report on Form 10-K for the fiscal year ended January 2, 2004.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2004.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended July 2, 2004.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended October 1, 2004.

•	Our current report on Form 8-K filed on October 5, 2004.

•	Our current report on Form 8-K filed on October 6, 2004.

•	Our current report on Form 8-K filed on November 15, 2004.

•	Our current report on Form 8-K filed on December 28, 2004.

      All documents filed by us with the SEC under Sections 13(a), 14 and 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the securities under this document (other than current reports furnished, rather than filed, under Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026
Attention: Treasurer
Telephone: 224-521-8000

      This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all the information that is contained in the registration statement. We refer you to the registration statement and to the exhibits filed with the registration statement for further information. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Because this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

FORWARD-LOOKING STATEMENTS

      This prospectus may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which can be identified by the use of forwarding-looking terminology such as “believes,” “expects,” “intends,” “anticipates,” “contemplates,” “estimates,” “plans,” “projects,” “should,” “may” or similar expressions, including the negative thereof, or other variations thereon or comparable terminology indicating our expectations or beliefs concerning future events. Such statements are subject to a number of factors that could cause our actual results to differ materially from what is indicated in this prospectus. These factors include general economic conditions, technology changes, changes in supplier or customer relationships, commodity price fluctuations, exchange rate fluctuations, new or changed competitors, risks associated with the integration of recently acquired companies, and other factors identified in our reports filed with the SEC under the Exchange Act.

      We undertake no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

ANIXTER INTERNATIONAL INC.

      We are the leading global distributor of data, voice, video and security network communication products. In addition, we are the largest North American distributor of specialty wire and cable products. As the result of our purchases of the operations and assets of Distribution Dynamics, Inc. and Pentacon, Inc. and the purchase of 100% of the stock of Walters Hexagon Group Limited, we are also a leading distributor of “C” class inventory components, including screws, bolts, nuts, washers, pins, rings, fittings, springs, electrical connectors and similar small parts, many of which are specialized or highly engineered for particular applications.

      We are an industry leader in the provision of advanced inventory management services, including procurement, just-in-time delivery, quality assurance testing, advisory engineering services, component kit production, small component assembly and e-commerce and electronic data interchange, to a broad spectrum of customers. Our comprehensive supply chain management solutions are designed to reduce customer procurement and management costs and enhance overall production efficiencies. Inventory management services are frequently provided under customer contracts for some period in excess of one year and include the interfacing of Anixter International and customer information systems and the maintenance of dedicated distribution facilities.

      Our customers include international, national, regional, and local companies that include end users of our products, installers and resellers of our products and original equipment manufacturers who use our products as a component of their end product. Customers for our products cover all industry groups, including manufacturing, telecommunications, internet service, finance, education, health care, transportation, utilities and government as well as contractors, installers, system integrators, value added resellers, architects, engineers and wholesale distributors.

ANIXTER INC.

      All of the operating activities of Anixter International are conducted through its wholly owned subsidiary Anixter Inc.

      Our principal executive offices are located at 2301 Patriot Boulevard, Glenview, Illinois 60026. Our telephone number at those offices is (224) 521-8000.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus and any applicable prospectus supplement for general corporate purposes, including additions to working capital, repayment of existing indebtedness and possible acquisitions.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended					Nine Months Ended

	December 31,	December 29,	December 28,	January 3,	January 2,	October 3,	October 1,
	1999	2000	2001	2003	2004	2003	2004

Ratio of earnings to fixed charges(1)	2.44	3.18	1.72	2.93	3.13	2.85	4.61

(1)	Earnings represent income before taxes, excluding equity investment income relating to Anixter Receivables Corporation, plus fixed charges. Fixed charges consist of (i) interest on all indebtedness and amortization of debt discount and deferred financing fees, (ii) capitalized interest and (iii) interest factor attributable to rentals. As a result of our adoption of Statement of Financial Accounting Standards No. 145 on January 4, 2003, any gain or loss from the extinguishment of debt is classified as income or loss from continuing operations rather than as an extraordinary item. As a result, the earnings in the above ratio for the fiscal year ended January 3, 2003 and prior periods have been revised to include any loss on extinguishment of debt.

DESCRIPTION OF DEBT SECURITIES

      Anixter may issue the debt securities, in one or more series, from time to time under an Indenture, dated as of September 6, 1996, as supplemented by the First Supplemental Indenture, among Anixter, Anixter International Inc., as guarantor, and The Bank of New York, as Trustee. We refer to the Indenture, as so supplemented, as the Indenture in this description. The Bank of New York, as trustee under the Indenture, will act as indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended. We have filed the Indenture as an exhibit to the registration statement of which this prospectus is a part.

      This section briefly summarizes some of the terms of the debt securities and the Indenture. This section does not contain a complete description of the debt securities or the Indenture. The description of the debt securities is qualified in its entirety by the provisions of the Indenture. References to section numbers in this description of the debt securities, unless otherwise indicated, are references to section numbers of the Indenture.

General

      The Indenture does not limit the amount of debt securities that may be issued. The Indenture provides for the issuance of debt securities from time to time in one or more series. The terms of each series of debt securities may be established in a supplemental indenture or officer’s certificates establishing such series.

      The debt securities:

•	are unsecured, unsubordinated obligations of Anixter;

•	are equal in right of payment to any other unsecured, unsubordinated obligations of Anixter; and

•	are guaranteed on a senior unsecured basis by Anixter International.

      If Anixter uses this prospectus to offer debt securities, an accompanying prospectus supplement will describe the following terms of the debt securities being offered, to the extent applicable:

•	the title;

•	any limit on the aggregate principal amount;

•	the identity of the registrar and paying agent for the debt securities;

•	the date or dates, or the method by which such date or dates are determined or extended, on which Anixter will pay principal and premium, if any;

•	the interest rate or rates (which may be fixed or variable) or the method of determining them, the date interest begins to accrue and the interest payment dates or the method of determining them;

•	the regular record dates for any interest payment dates;

•	the place or places where Anixter will pay principal and interest;

•	the terms and conditions of any optional redemption, including the date after which, and the price or prices at which, Anixter may redeem securities;

•	the terms and conditions of any mandatory or optional redemption, repayment or purchase of the debt securities pursuant to a sinking fund or at the option of the holder of debt securities, including the date after which, and the price or prices at which, Anixter may redeem, repay or purchase the debt securities;

•	the denomination in which Anixter will issue securities if other than in denominations of $1,000 and integral multiples thereof;

•	the currency or currencies in which Anixter will pay principal and interest if other than U.S. currency;

•	any index or indices used to determine the amount of payments;

•	the terms and conditions of any election by Anixter to pay, or by the holder of debt securities to receive, principal or interest on any debt security in currency or currencies other than those in which the debt securities are offered;

•	the portion of principal payable on declaration of acceleration of maturity or in bankruptcy;

•	if applicable, that the debt securities are defeasible pursuant to the provisions of the Indenture;

•	any addition to or change in the events of default of Anixter or Anixter International applicable to the debt securities, and any change in the right of the indenture trustee or the holder of debt securities to declare the principal and interest due and payable;

•	any addition or change to the covenants and definitions;

•	whether registered or bearer securities will be issued, any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities may be exchanged for registered securities and vice versa;

•	whether Anixter will issue the debt securities in whole or in part in global form and, in such case, the depositary for such global securities and the circumstances under which beneficial owners of interests in the global security may exchange such interest for securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the Indenture. (See Section 301.)

Guarantee of Anixter International

      Anixter International will unconditionally guarantee to each holder of debt securities and to the indenture trustee the due and punctual payment of the principal of, and premium, if any, and interest on the debt securities. The guarantee applies whether the payment is due at maturity, or as a result of acceleration, redemption or otherwise. The guarantee will remain valid even if the Indenture is found to be invalid.

      Anixter International is a holding company with no independent business operations or source of income of its own. It conducts substantially all of its operations through Anixter and, as a result, Anixter International depends on the earnings and cash flow of, and dividends or distributions from, Anixter to provide the funds necessary to meet its debt and contractual obligations. Anixter International’s holding company status also means that its right to participate in any distribution of the assets of any of its subsidiaries upon liquidation, reorganization or otherwise is subject to the prior claims of the creditors of each of the subsidiaries (except to the extent that the claims of Anixter International itself as a creditor of a subsidiary may be recognized).

Denomination, Registration and Transfer

      Anixter may issue the debt securities as registered securities in certificated form or as global securities as described under the heading “Book-Entry Issuance.” Unless otherwise specified in the applicable prospectus supplement, Anixter will issue registered debt securities in denominations of $1,000 or integral multiples of $1,000. (See Section 302.)

      If Anixter issues the debt securities as registered securities, Anixter will keep at one of its offices or agencies a register in which it will provide for the registration and transfer of the debt securities. Anixter will appoint that office or agency the security registrar for the purpose of registering and transferring the debt securities.

      Unless otherwise set forth in the applicable prospectus supplement, Anixter has appointed the indenture trustee as security registrar for each series of debt securities. (See Section 305.) Any other office or agency initially designated by Anixter for the registration and transfer of any debt securities will be named in the applicable prospectus supplement. Anixter may at any time designate additional offices and agencies for the registration and transfer or exchange of any debt securities or rescind such designations, except that Anixter will be required to maintain an office or agency in each place of payment for the debt securities of each series. (See Section 1002.)

      The holder of any registered debt security may exchange the debt security for registered debt securities of the same series having the same stated maturity date and original issue date, in any authorized denominations, in like tenor and in the same aggregate principal amount. The holder may exchange those debt securities by surrendering them in a place of payment maintained for this purpose at the office or agency Anixter has appointed securities registrar. Holders may present the debt securities for exchange or registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer satisfactory to Anixter and the securities registrar. No service charge will apply to any exchange or registration of transfer, but Anixter or the indenture trustee may require payment of any taxes and other governmental charges as described in the Indenture. (See Section 305.)

      If debt securities of any series are redeemed, Anixter will not be required to issue, register transfer of or exchange any debt securities of that series during a period beginning at opening of business 15 days before the selection of such debt securities and ending at the close of business on the day of a mailing of a notice of redemption. After notice is given, Anixter will not be required to issue, register the transfer of or exchange any debt securities that have been selected to be either partially or fully redeemed, except the unredeemed portion of any debt security being partially redeemed. (See Section 305.)

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, on each interest payment date, Anixter will pay interest on each debt security to the person in whose name that debt security is registered as of the close of business on the record date relating to that interest payment date. If Anixter defaults in the payment of interest on any debt security, it may pay that defaulted interest to the registered owner of that debt security:

•	as of the close of business on a date that the indenture trustee selects, which may not be more than 15 days or less than 10 days before the date Anixter proposes to pay the defaulted interest, or

•	in any other lawful manner that does not violate the requirements of any securities exchange on which that debt security is listed and that the indenture trustee believes is acceptable. (See Section 307.)

      Unless otherwise indicated in the applicable prospectus supplement, Anixter will pay the principal of and premium (if any) or interest on the debt securities when they are presented at the office of the indenture trustee, as paying agent. Anixter may at any time designate additional paying agents or one or more other offices or agencies where the debt securities may be presented or surrendered for payment or rescind such designations, except that Anixter will be required to maintain an office or agency in each place of payment for debt securities of a particular series.

Redemption

      The applicable prospectus supplement will contain the specific terms on which Anixter may redeem a series of debt securities prior to its stated maturity. Anixter will send a notice of redemption to holders at least 30 days but not more than 60 days prior to the redemption date, unless a shorter period is specified in the debt securities to be redeemed. The notice will state:

•	the redemption date;

•	the redemption price;

•	if less than all of the debt securities of the series are being redeemed, the particular debt securities to be redeemed (and the principal amounts, in the case of a partial redemption);

•	that on the redemption date, the redemption price will become due and payable and any applicable interest will cease to accrue on and after that date;

•	the place or places of payment; and

•	whether the redemption is for a sinking fund. (See Section 1104.)

      On or before any redemption date, Anixter will deposit an amount of money with the indenture trustee or with a paying agent sufficient to pay the redemption price. (See Section 1105.)

      If Anixter is redeeming less than all the debt securities, the indenture trustee will select the debt securities to be redeemed using a method it considers fair and appropriate. After the redemption date, holders of redeemed debt securities will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (See Section 1103.)

Consolidation, Merger, Conveyance, Transfer or Lease

      Neither Anixter nor Anixter International shall consolidate with, or sell or convey all or substantially all of their respective assets to, or merge with or into any other person or entity unless:

•	either Anixter or Anixter International, as applicable, is the continuing corporation, or the successor is a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation expressly assumes by an indenture supplement Anixter International’s or Anixter’s obligations, as applicable, on the debt securities and under the Indenture;

•	Anixter International or Anixter, as applicable, or the successor corporation, as the case may be, is not immediately after the merger or consolidation, or the sale, lease or conveyance, in default in the performance of any covenant or condition under the Indenture; and

•	after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing. (See Section 801.)

Certain Covenants of Anixter and Anixter International

      The Indenture contains certain covenants of Anixter, Anixter International and certain subsidiaries related to the incurrence of secured debt and sale and leaseback transactions. These covenants do not, however, focus on the amount of debt incurred in any transaction and do not otherwise afford protection to holders of the debt securities in the event of a highly leveraged transaction that is not in violation of the covenants. Anixter and Anixter International do not currently intend to include any covenants or other provisions affording such protection in any series of debt securities. If in the future Anixter and Anixter International determine that it is desirable to include covenants or other provisions of this type in any series of debt securities, they will be described in the prospectus supplement for that series.

Limitations on Secured Debt

      The Indenture provides that Anixter and Anixter International will not at any time create, incur, assume or guarantee, and will not cause or permit a Restricted Subsidiary to create, incur, assume or guarantee, any Secured Debt, and Anixter and Anixter International will not at any time create, and will not cause or permit a Restricted Subsidiary to create, any Security Interest securing any indebtedness existing on the date of the First Supplemental Indenture to the Indenture which would constitute Secured Debt if it were secured by a Security Interest, without making effective provisions whereby the debt securities then outstanding under the Indenture and any other indebtedness of or guaranteed by Anixter, Anixter International or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the Security Interest securing such Secured Debt equally and ratably with any and all other obligations and indebtedness so secured, so long as such other obligations and indebtedness shall be so secured; provided, however, that the foregoing prohibition will not apply to:

•	certain Security Interests to secure payment of the cost of acquisition, construction, development or improvement of property;

•	Security Interests on property at the time of acquisition assumed by Anixter, Anixter International or a Restricted Subsidiary, or on the property or on the outstanding shares or indebtedness of a corporation or firm at the time it becomes a Restricted Subsidiary or is merged into or consolidated with Anixter, Anixter International or a Restricted Subsidiary, or on properties of a corporation or firm acquired by Anixter, Anixter International or a Restricted Subsidiary as an entirety or substantially as an entirety;

•	Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by Anixter, Anixter International or any Restricted Subsidiary;

•	Security Interests securing indebtedness of a Restricted Subsidiary owing to Anixter, Anixter International or to another Restricted Subsidiary;

•	Security Interests securing indebtedness of Anixter or a Restricted Subsidiary owing to an Unrestricted Subsidiary of the character described in clause (c) of the definition of Unrestricted Subsidiary that finances accounts receivable;

•	mechanics, and other statutory liens, arising in the ordinary course of business (including construction of facilities) in respect of obligations that are not due or that are being contested in good faith;

•	liens for taxes, assessments or governmental charges not yet delinquent or for taxes, assessments or governmental charges that are being contested in good faith;

•	Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in case of judgment liens, execution thereon is stayed;

•	certain landlords’ liens on fixtures;

•	Security Interests to secure partial, progress, advance or other payments or indebtedness incurred for the purpose of financing construction on or improvement of property subject to such Security Interests; and

•	certain Security Interests in favor, or made at the request, of governmental bodies.

      Additionally, such permitted Secured Debt includes (with certain limitations) any extension, renewal or refunding, in whole or in part, of any Secured Debt permitted at the time of the original incurrence thereof. In addition to the foregoing, Anixter, Anixter International and the Restricted Subsidiaries may incur Secured Debt, without equally and ratably securing the debt securities, if the sum of (a) the amount of Secured Debt entered into after the date of the First Supplemental Indenture to the Indenture and otherwise prohibited by the Indenture plus (b) the aggregate value of Sale and Leaseback Transactions entered into after the date of the First Supplemental Indenture to the Indenture, and otherwise prohibited by the Indenture, does not exceed ten percent of Consolidated Net Tangible Assets. (See Section 1005.)

Limitations on Sale and Leaseback Transactions

      The Indenture provides that Anixter and Anixter International may not, and may not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless:

•	Anixter, Anixter International or such Restricted Subsidiary would be entitled to incur Secured Debt only by reason of the provision described in the last sentence of “Limitations on Secured Debt” equal in amount to the net proceeds of the property sold or transferred or to be sold or to be transferred pursuant to such Sale and Leaseback Transaction and secured by a Security Interest on the property to be leased without equally and ratably securing the debt securities outstanding under the Indenture as provided under said section; or

•	Anixter, Anixter International or a Restricted Subsidiary shall apply, within 180 days after the effective date of such sale or transfer, an amount equal to such net proceeds to (i) to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development or improvement will be, a Principal Facility or Facilities or a part thereof or (ii) to the redemption of debt securities or to the repayment of Senior Funded Debt of Anixter, Anixter International or of any Restricted Subsidiary (other than the Senior Funded Debt owed to any Restricted Subsidiary), or in part to such acquisition, construction, development or improvement and in part to such redemption and/or repayment. In lieu of applying an amount equal to such net proceeds to such redemption Anixter or Anixter International may, within 180 days after such sale or transfer, deliver to the indenture trustee debt securities (other than debt securities made the basis of a reduction in a mandatory sinking fund payment) for cancellation and thereby reduce the amount to be applied to the redemption of the debt securities by an amount equivalent to the aggregate principal amount of the debt securities so delivered. (See Section 1006.)

Certain Definitions

      The following terms are defined substantially as follows in Section 101 of the Indenture and are used in this description as so defined:

“Consolidated Net Tangible Assets” means, in each case, with respect to Anixter International (a) the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all liabilities and liability items, except for indebtedness payable by its terms more than one year from the date of incurrence thereof (or renewable or extendable at the option of the obligor for a period ending more than one year after such date of incurrence), capitalized rent, capital stock (including redeemable preferred stock) and surplus, surplus reserves and deferred income taxes and credits and other non-current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expenses incurred in the issuance of debt, and other like intangibles which, in each case, under generally accepted accounting principles in effect on the date of the First Supplemental Indenture to the Indenture would be included on a consolidated balance sheet of Anixter International and its Restricted Subsidiaries, less (b) loans, advances, equity investments and guarantees (other than accounts receivable arising from the sale of merchandise in the ordinary course of business) at the time outstanding that were made or incurred by Anixter International and its Restricted Subsidiaries to, in or for Unrestricted Subsidiaries or to, in or for corporations while they were Restricted Subsidiaries and which at the time of computation are Unrestricted Subsidiaries.

“Principal Facility” means any land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing, owned, on the date of the First Supplemental Indenture to the Indenture or thereafter, by Anixter, Anixter International or a Restricted Subsidiary, which has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made of in excess of one percent of the Consolidated Net Tangible Assets, other than any such land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing which, in the opinion of the Board of Directors of Anixter International (evidenced by a board resolution), is not of material importance to the business conducted by Anixter International and its Subsidiaries taken as a whole.

“Restricted Subsidiary” means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Subsidiary that was an Unrestricted Subsidiary but which, subsequent to the date of the First Supplemental Indenture to the Indenture, is designated by Anixter and Anixter International (evidenced by a resolution of their respective boards of directors) to be a Restricted Subsidiary; provided, however, that Anixter and Anixter International may not designate any such Subsidiary to be a Restricted Subsidiary if Anixter International or Anixter would thereby breach any covenant or agreement contained in the Indenture (on the assumption that any transaction to which such Subsidiary was a party at the time of such designation and which would have given rise to Secured Debt or Senior Funded Debt or constituted a Sale and Leaseback Transaction at the time it was entered into had such Subsidiary then been a Restricted Subsidiary was entered into at the time of such designation).

“Sale and Leaseback Transaction” means any sale or transfer made by Anixter, Anixter International or one or more Restricted Subsidiaries (except a sale or transfer made to Anixter, Anixter International or one or more Restricted Subsidiaries) of any Principal Facility that (in the case of a Principal Facility which is a building or equipment) has been in operation, use or commercial production (exclusive of test and start-up periods) by Anixter, Anixter International or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, or that (in the case of a Principal Facility that is a parcel of real property not containing a building) has been owned by Anixter, Anixter International or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, if such sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease of such Principal Facility to Anixter, Anixter International or a Restricted Subsidiary (except a lease for a period not exceeding 36 months made with the intention that the use of the leased Principal Facility by Anixter, Anixter International or such Restricted Subsidiary will be discontinued on or before the expiration of such period). The creation of any Secured Debt permitted under the applicable section of the Indenture will not be deemed to create or be considered a Sale and Leaseback Transaction.

“Secured Debt” means any indebtedness for money borrowed by, or evidenced by a note or other similar instrument of, Anixter, Anixter International or a Restricted Subsidiary, and any other indebtedness of Anixter, Anixter International or a Restricted Subsidiary on which, by the terms of such indebtedness, interest is paid or payable, including obligations evidenced or secured by leases, installment sales agreements or other instruments (other than indebtedness owed by a Restricted Subsidiary to Anixter or Anixter International, or by a Restricted Subsidiary to another Restricted Subsidiary, or by Anixter or Anixter International to a Restricted Subsidiary), which in any such case is secured by (a) a Security Interest in any property or assets of Anixter, Anixter International or any Restricted Subsidiary, or (b) a Security Interest in any shares of stock owned directly or indirectly by Anixter or Anixter International in a Restricted Subsidiary or in indebtedness for money borrowed by a Restricted Subsidiary from Anixter, Anixter International or another Restricted Subsidiary. The securing in the foregoing manner of any previously unsecured debt shall be deemed to be the creation of Secured Debt at the time such security is given. The amount of Secured Debt at any time outstanding shall be the aggregate amount then owing thereon by Anixter, Anixter International and the Restricted Subsidiaries.

“Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest which secures payment or performance of an obligation.

“Senior Funded Debt” means any obligation of Anixter, Anixter International or any Restricted Subsidiary which constituted funded debt as of the date of its creation and that, in the case of such funded debt of Anixter and Anixter International is not subordinate and junior in right of payment to the prior payment of the debt securities. As used herein “funded debt” means all indebtedness for borrowed money having a maturity of more than 12 months from the date as of which the amount thereof is to be determined; it being understood that debt outstanding under a revolving credit or similar agreement which may be borrowed, repaid and reborrowed (and reimbursement obligations relating to letters of credit) shall not constitute funded debt.

“Subsidiary” means a corporation, association, partnership or other entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by Anixter International, Anixter or by one or more other Subsidiaries, or by Anixter International, Anixter and one or more other Subsidiaries.

“Unrestricted Subsidiary” means (a) any Subsidiary acquired or organized after the date of the First Supplemental Indenture to the Indenture, provided, however, that such Subsidiary is not a successor, directly or indirectly, to, and does not directly or indirectly own any equity interest in, any Restricted Subsidiary, (b) any Subsidiary the principal business and assets of which are located outside the United States of America (including its territories and possessions), (c) any Subsidiary the principal business of which consists of financing the acquisition or disposition of machinery, equipment, inventory, accounts receivable and other real, personal and intangible property by persons including Anixter, Anixter International or a Subsidiary, (d) any Subsidiary the principal business of which is owning, leasing, dealing in or developing real property for residential or office building purposes, and (e) any Subsidiary substantially all the assets of which consist of stock or other securities of an Unrestricted Subsidiary or Unrestricted Subsidiaries of the character described in clauses (a) through (d) of this paragraph, unless and until, in each of the cases specified in this paragraph, any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of “Restricted Subsidiary.”

Events of Default

      The Indenture provides, with respect to any outstanding series of debt securities, that any of the following events constitutes an “Event of Default”:

•	default in the payment of any interest upon any debt security of that series that becomes due and payable and the default continues for 30 days;

•	default in the payment of principal of or any premium on any debt security of that series when due at its maturity;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance, or breach, of any covenant or warranty of Anixter or Anixter International in the Indenture with respect to any debt securities of that series for 30 days after written notice to Anixter and Anixter International from the indenture trustee, or to Anixter, Anixter International and the indenture trustee from the holders of at least 25% of the outstanding debt securities of that series;

•	default by Anixter or Anixter International under any mortgage, indenture, bonds, debentures, notes or instruments under which there may be issued, secured or evidenced indebtedness, constituting a failure to pay in excess of $25,000,000 in principal amount of such indebtedness to become due and payable prior to its stated maturity, and that acceleration shall not be rescinded or annulled, or such indebtedness shall not have been discharged, before written notice related thereto has been given by the indenture trustee or the holders of at least 25% of the outstanding debt securities of that series;

•	certain events in bankruptcy, insolvency or reorganization with respect to Anixter and Anixter International; and

•	any other default specified in the prospectus supplement relating to the debt securities of that series. (See Section 501.)

      If an Event of Default occurs as a result of either certain events in bankruptcy, insolvency or reorganization with respect to Anixter and Anixter International, then all unpaid principal of, premium (if any) and accrued interest on all debt securities at the time outstanding will become immediately due and payable without any declaration or other act on the part of the indenture trustee or any holder of debt securities. If an Event of Default occurs for any other reason with respect to debt securities of a particular series, the indenture trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the debt securities of that series due and payable immediately. (See Section 502.)

      The holders of a majority of the aggregate principal amount of the outstanding debt securities of a particular series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee under the Indenture, or exercising any trust or power conferred on the indenture trustee with respect to the debt securities of that series. The indenture trustee may refuse to follow directions that are in conflict with law or the Indenture or that are unduly prejudicial to other holders. The indenture trustee may take any other action it deems proper that is not inconsistent with those directions. (See Section 512.)

      The holders of a majority of the aggregate principal amount of the outstanding debt securities of any series may waive any past default under the Indenture and its consequences, except a default:

•	in respect of a payment of principal of, or premium (if any), or interest on any debt security; or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected debt security. (See Section 513.)

      At any time after the holders of the debt securities of a series declare that the debt securities of that series are due and immediately payable, a majority in principal amount of the outstanding holders of debt securities of that series may rescind and cancel the declaration and its consequences: (1) if all defaults (other than the non-payment of principal, premium, if any, or interest which has become due solely by the declaration) have been cured or waived, and (2) Anixter or Anixter International has paid or deposited with the indenture trustee an amount sufficient to pay:

•	all overdue interest on the debt securities of that series;

•	the principal of, and premium (if any), on any debt securities of that series which are due other than by the declaration;

•	interest on overdue interest (if lawful); and

•	sums paid or advanced by and amounts due to the indenture trustee under the Indenture. (See Section 502.)

Modification of the Indenture

      Anixter, Anixter International and the indenture trustee may modify or amend the Indenture, without the consent of the holders of any debt securities, for any of the following purposes:

•	to evidence the succession of another person as obligor under the Indenture;

•	to add to Anixter’s or Anixter International’s covenants or to surrender any right or power conferred on Anixter or Anixter International under the Indenture;

•	to add or change any provisions of the Indenture to provide the issuance of bearer securities of any series, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of securities of any series in uncertificated form;

•	to add, change or eliminate any provisions of the Indenture related to one or more series of debt securities; provided that any such addition, change or elimination shall either (a) not adversely affect the rights of the holders of outstanding debt securities of any series in any material respect, or (b) not apply to any debt securities of any series created prior to the execution of such supplemental indenture where such addition, change or elimination has an adverse affect on the rights of the holders of such debt securities in any material respect;

•	to secure the debt securities of any series;

•	to establish the form or terms of debt securities of any series;

•	to evidence or provide for the acceptance or appointment by a successor indenture trustee or facilitate the administration of the trusts under the Indenture by more than one indenture trustee;

•	to cure any ambiguity or defect in and to correct or supplement any provision in the Indenture that may be inconsistent with any other provision of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture; provided, however, that any such action shall not be inconsistent with the provisions of the Indenture and shall not adversely affect the rights of the holders of outstanding debt securities of any series in any material respect;

•	to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act, or under any similar federal statute hereafter enacted, and to add to the Indenture such other provisions as may be expressly permitted by the Trust Indenture Act;

•	to amend or supplement the restrictions on and procedures for transfers of debt securities to reflect any change in applicable law or regulation. (See Section 901.)

      The Indenture provides that we and the indenture trustee may amend the Indenture or the debt securities with the consent of the holders of a majority in principal amount of the then outstanding debt securities of each series affected by the amendment voting as one class. However, without the consent of each holder of any outstanding debt securities affected, an amendment or modification may not, among other things:

•	change the stated maturity of the principal or interest on any debt security;

•	reduce the principal amount of, rate of interest on, or premium (if any) payable upon the redemption of, any debt security;

•	reduce the principal amount of a discount security that would be payable upon acceleration of its maturity

•	change the place or currency of payment of principal of, or any premium (if any) or interest on, any debt security;

•	impair a holder’s right to institute suit for the enforcement of any payment after the stated maturity or after any redemption date;

•	modify or waive any provision relating to the guarantees;

•	reduce the percentage of holders of debt securities necessary to modify or amend the Indenture or to consent to any waiver under the Indenture; and

•	modify such provisions with respect to modification and waiver. (See Section 902.)

Satisfaction and Discharge

      Under the Indenture, Anixter can terminate its obligations with respect to debt securities of any series not previously delivered to the indenture trustee for cancellation when those debt securities:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the indenture trustee for giving notice of redemption.

      Anixter may terminate its obligations with respect to the debt securities of that series by depositing with the indenture trustee, as trust funds in trust for the purpose, an amount sufficient to pay and discharge the entire indebtedness on the debt securities of that series. In that case, the Indenture will cease to be of further effect and Anixter’s obligations will be satisfied and discharged with respect to that series (except as to Anixter’s obligations to pay all other amounts due under the Indenture and to provide certain officers’ certificates and opinions of counsel to the indenture trustee). At the expense of Anixter, the indenture trustee will execute proper instruments acknowledging the satisfaction and discharge. (See Section 401.)

Book-Entry Issuance

      Unless otherwise specified in the applicable prospectus supplement, Anixter will issue any debt securities offered under this prospectus as “global securities.” We will describe the specific terms for issuing any debt security as a global security in the prospectus supplement relating to that debt security.

      Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, or DTC, will act as the depositary for any global securities. Anixter will issue global securities as fully registered securities registered in the name of DTC’s nominee, Cede & Co. Anixter will issue one or more fully registered global securities for each issue of debt securities, each in the aggregate principal or stated amount of such issue, and will deposit the global securities with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of securities under DTC’s system must be made by or through a direct participant, which will receive a credit for such securities on DTC’s records. The ownership interest of each actual purchaser of each security — the beneficial owner — is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but they should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they entered into the transactions. Transfers of ownership interest in the securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their securities, except in the event that use of the book-entry system for the securities is discontinued.

      To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC will mail an omnibus proxy to Anixter as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      Redemption proceeds, principal payments and any premium, interest or other payments on the global securities will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC, Anixter, Anixter International or the indenture trustee, subject to any statutory or regulatory requirements in effect at the time. Payment of redemption payments, principal and any premium, interest or other payments to DTC is the responsibility of Anixter and the applicable paying agent, disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

      If applicable, redemption notices will be sent to Cede & Co. If less than all of the debt securities of like tenor and terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      A beneficial owner electing to have its interest in a global security repaid by Anixter will give any required notice through its participant and will effect delivery of its interest by causing the direct participant to transfer the participant’s interest in the global securities on DTC’s records to the appropriate party. The requirement for physical delivery in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global securities are transferred on DTC’s records.

      DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to Anixter or the indenture trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.

      Anixter may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for the securities will be printed and delivered.

      We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We do not intend the information to serve as a representation, warranty or contract modification of any kind. We have received the information in this section concerning DTC and DTC’s system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Defeasance and Covenant Defeasance

      If and to the extent indicated in the applicable prospectus supplement, Anixter may elect, at its option at any time, to have the following provisions of the Indenture related to defeasance and discharge of indebtedness or to defeasance of certain covenants applied to the debt securities of any series, or to any specified part of the series. (See Section 1301.)

      Defeasance and Discharge. The Indenture provides that Anixter may exercise the option for Anixter and Anixter International to be discharged from all their obligations with respect to debt securities (except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the sole benefit of the holders of such debt securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the Indenture and such debt securities. Such defeasance or discharge may occur only if, among other things, Anixter has delivered to the indenture trustee an opinion of counsel to the effect that holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (See Sections 1302 and 1304.)

      Defeasance of Certain Covenants. The Indenture provides that Anixter may exercise the option for Anixter and Anixter International to omit to comply with certain restrictive covenants, including those described under “Certain Covenants of Anixter and Anixter International” and in the fifth bullet point of the first paragraph under “Events of Default” and any that may be described in the applicable prospectus supplement, and the occurrence of certain Events of Default, which are described in the fourth and fifth bullet points of the first paragraph under “Events of Default” and any that may be described in the applicable prospectus supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such debt securities. Anixter, in order to exercise such option, will be required to deposit, in trust for the sole benefit of the holders of such debt securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities relating thereto or on redemption in accordance with the terms of the Indenture and such debt securities. Anixter will also be required, among other things, to deliver to the indenture trustee an opinion of counsel to the effect that holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. (See Sections 1303 and 1304.)

Governing Law

      The Indenture and the debt securities are governed by the internal laws of the State of New York.

Information Concerning the Indenture Trustee

      No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the indenture trustee written notice of a continuing Event of Default with respect to the debt securities of that series; (ii) the holders of a least 25% in aggregate principal amount of the debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the indenture trustee to institute such proceeding as indenture trustee; and (iii) the indenture trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (See Section 507.) However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of, premium (if any) and interest on such security on or after the applicable due date specified in such debt security. (See Section 508.)

      Anixter maintains a banking relationship with the Trustee in the ordinary course of its business, and the Trustee participates, along with several other banks, in the Anixter’s credit facility.

PLAN OF DISTRIBUTION

      We may sell the securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. The prospectus supplement with respect to any offering of securities will describe the specific terms of the securities being offered, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to Anixter or Anixter International from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the offered securities may be listed.

      Through Underwriters. If we use underwriters in the sale of the securities, the underwriters will acquire the offered securities for their own account. We will execute an underwriting agreement with an underwriter or underwriters once an agreement for sale of the securities is reached. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the offered securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in the prospectus supplement relating to offered securities, the obligations of the underwriters to purchase those offered securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of those offered securities if they purchase any of them.

      Through Dealers. If we use a dealer to sell the securities, we will sell the offered securities to the dealer as principal. The dealer may then resell those offered securities at varying prices determined at the time of resale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Through Agents. If we use agents in the sale of securities, we may designate one or more agents to sell offered securities. Unless otherwise stated in a prospectus supplement, the agents will agree to use their best efforts to solicit purchases for the period of their appointment.

      Directly to Purchasers. We may sell the offered securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of our direct sales in our prospectus supplement.

      General Information. A prospectus supplement will state the name of any underwriter, dealer or agent and the amount of any compensation, underwriting discounts or concessions paid, allowed or reallowed to them. A prospectus supplement will also state the proceeds to us from the sale of offered securities, any initial public offering price and other terms of the offering of those offered securities.

      Our agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      We may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase offered securities from us at the public offering price and on terms described in the related prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If we use delayed delivery contracts, we will disclose that we are using them in our prospectus supplement and will tell you when we will demand payment and delivery of the securities. The delayed delivery contracts will be subject only to the conditions we set forth in our prospectus supplement.

      We may enter into agreements to indemnify agents, underwriters and dealers against certain civil liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered by this prospectus were passed upon for us by John A. Dul, our Vice President — General Counsel. The opinions with respect to the securities may be subject to assumptions regarding future action to be taken by us and the indenture trustee, if applicable, in connection with the issuance and sale of the securities, the specific terms of the securities and other matters that may affect the validity of securities but that cannot be ascertained on the date of those opinions.

EXPERTS

      The consolidated financial statements and schedules of Anixter International appearing in Anixter International’s Annual Report (Form 10-K) for the year ended January 2, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$200,000,000
Anixter Inc.
               % Notes due 2015
Fully and Unconditionally Guaranteed by
Anixter International Inc.

PROSPECTUS SUPPLEMENT
                         , 2005

Banc of America Securities LLC
Wachovia Securities
Merrill Lynch & Co.
JPMorgan
Scotia Capital
Wells Fargo Securities